# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quantum Cyber N.V., CIK 0001874252
CUSIP: N5436L119
Title of class of securities: Ordinary Shares, nominal value (euro)0.01 per share
Address of issuer's principal executive offices: 200 Connecticut Ave. Suite 400, Norwalk, Connecticut (CT), 06854
Date of event which requires filing of this statement: 08/05/2026
Amends the filing with accession number 0001829126-26-004051
Filed by CIK 0001932843
Persons authorized to receive notices and communications: David E. Lazar, 200 Connecticut Ave. Suite 400, Norwalk, Connecticut (CT), 06854, 646-768-8417

## Reporting persons
- Lazar David E. (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Portugal (S1); source of funds: personal funds (PF); sole voting power 477,000,000; shared voting power 0; sole dispositive power 477,000,000; shared dispositive power 0; aggregate amount beneficially owned 477,000,000 (94.3% of the class)
  Comment: (1) The figure reported in Items 7, 9, and 11 on this cover page includes (i) 55,057,500 Ordinary Shares of the Issuer, (ii) 196,942,500 Ordinary Shares of the Issuer issuable upon conversion of the Series D Preferred Shares of the Issuer, and (iii) 225,000,000 Ordinary Shares of the Issuer issuable upon conversion of the Series E Preferred Shares of the Issuer.
  
  (2) The percentage reported in Item 13 on this cover page is based on (i) 84,068,192 Ordinary Shares of the Issuer outstanding as of August 7, 2026, as confirmed by the Issuer on August 7, 2026, (ii) 196,942,500 Ordinary Shares of the Issuer issuable upon conversion of the Series D Preferred Shares of the Issuer, and (iii) 225,000,000 Ordinary Shares of the Issuer issuable upon conversion of the Series E Preferred Shares of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value (euro)0.01 per share
Name of issuer: Quantum Cyber N.V.
Address of issuer's principal executive offices: 200 Connecticut Ave. Suite 400, Norwalk, Connecticut (CT), 06854
Comment:
The Issuer was formerly known as Mainz Biomed N.V. and changed its name to Quantum Cyber N.V. in April 2026.

This Amendment No. 1 to the Schedule 13D (this "Amendment") amends and supplements the initial Schedule 13D filed by David E. Lazar (the "Reporting Person") with the U.S. Securities and Exchange Commission (the "SEC") on April 28, 2026 (together with this Amendment, the "Schedule 13D" or the "Statement"). Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as amended, restated and/or supplemented by this Amendment, the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

"The principal business address of the Reporting Person is 200 Connecticut Ave. Suite 400, Norwalk, CT 06854."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

"On August 5, 2026, the Reporting Person converted (i) 1,000,000 Series A Preferred Shares of the Issuer into 9,000,000 Ordinary Shares of the Issuer, (ii) 1,000,000 Series B Preferred Shares of the Issuer into 9,000,000 Ordinary Shares of the Issuer, (iii) 1,000,000 Series C Preferred Shares of the Issuer into 9,000,000 Ordinary Shares of the Issuer, and (iv) 124,700 Series D Preferred Shares of the Issuer into 28,057,500 Ordinary Shares of the Issuer (each of the foregoing for no additional consideration)."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

"The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

"Number of shares as to which the Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto."
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

"Except as disclosed in Item 3 of the Schedule 13D, which is incorporated herein by reference, no transactions in the Ordinary Shares of the Issuer were effected by the Reporting Person during the past 60 days or the since the most recent filing of Schedule 13D, whichever is less."

## Signatures
- Lazar David E.: /s/ David E. Lazar, David E. Lazar (08/07/2026)